CLEANER YOGA MAT, INC.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

December 12, 2014

Via Edgar

Re:         Cleaner Yoga Mat, Inc.
Registration Statement on Form S-1
Filed October 27, 2014
File No. 333-198807

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated November 13, 2014 concerning Cleaner Yoga Mat, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

 1. In future amendments, please ensure that you provide a version of your registration statement that has been marked to show changes. Refer to Rule 472.

Duly noted.

 2. Effective November 12, 2014, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Financial statements for the period ending September 30, 2014 have been included.

Prospectus Summary, page 5

Company Overview, page 5

3. Please provide support for the statement that “79% of people own their own Yoga or Pilates mat.” Please also clarify, as stated in the 2006 article from The New York Times that you reference, that “[r]esearch has not confirmed the link between unclean yoga mats and fungal, bacterial and viral infections [. . .]. Nor can dermatologists and podiatrists conclusively trace these ailments to dirty yoga mats.”

We have removed the reference to “79% of people own their own Yoga or Pilates mat” throughout. We have also added additional, updated references to make it more clearly stated that although no clinical studies or research has been done on the transmission of disease from yoga mats specifically, it is generally accepted in the medical community that yoga mats, like all fitness equipment used in shared spaces, are ideal vessels for the transmission of transmittable disease and organisms.

Description of Business, page 22

Company Overview, page 22

 4. We note your response to comment 11 in our letter dated October 14, 2014. Please provide third party support for the basis for your statement that there is “an extremely strong need for a green, fast, inexpensive, and effective method to sanitize mats and equipment in the fitness industry.”

We have amended the language removing the terms “extremely strong need for”.  Instead, we have left the descriptive language previously modifying the “need” to describe our product alone.

 5. Please provide further details regarding the tests performed by SGS, SA, including the full name of SGS, SA and its certifications, as well as how the test was conducted and the specific findings.

SGS, SA is one of the largest testing and certification companies in the world. You can find there website here, http://www.sgs.com/.  Although it was previously known as “Société Générale de Surveillance” its actual name is SGS, SA.  You can find more on the company both at their website and http://en.wikipedia.org/wiki/SGS_S.A. The report requested was intended to test sterilization efficacy using technical standards for disinfection put out by the People’s Republic of China. Specifically, SGS, SA test for sterilization efficacy on Escherichia.coli (E.Coli), Staphylococcus aureus, Pseudomonoas aeruginosa and Candida albicans.  Each bacterial strain was tested for 30 seconds  with 3 separate controls.  The results across the board were greater than 99.9% decrease in bacterial value. The results of the test can be found through a link on our website at http://cleaneryogamat.com/images/cymefficacytestapproved.pdf.  We have included this language in the filing with references.

Products, page 22

6. Please clarify that only the CYM wand is available immediately and that you have not yet determined the timeline for availability of the other products in your line. In this regard, we note your disclosure on page 6 and your response to prior comment 4 of our letter dated October 14, 2014, where you indicate that you only plan to sell the CYM wand.

We have made the appropriate changes, removing all references to the travel pocket CYM.

7. We note your statement on page 25 that the CYM wand will be “[f]ree with every Studio and Standard CYM purchase.” Please clarify this statement, since the only product you are only currently offering for sale is the CYM wand.

This was incorrectly stated. The reference has been moved.

8. Please explain how you have acquired the distributors in your network, as well how you plan to continue to expand your network of distributors. Please also file a copy of any material distributor agreements as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

The distributors in the network were found on the internet doing a google search of “yoga studio” and subsequently an outbound email to solicit them to become distributors. There are no current written contracts in place. We have also added an additional risk factor to address the lack of material contracts.

Executive Compensation, page 33

9. We note your response to comment 22 in our letter dated October 14, 2014. It appears that this agreement with Ms. Swanson could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the underlying contract was in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you believe these actions are unnecessary. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

Although it is our contention that the description under the heading “DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS” is sufficient under (e)(4) of Item 407, we have included an exhibit describing the oral contract with Leisa Swanson.

Item 16. Exhibits, page 41

Exhibit 5.1. Opinion of Eilers Law Group, P.A.

10. We note your response to comment 26 in our letter date October 14, 2014; however, we do not believe counsel’s legal opinion has been revised accordingly. Please file a revised legal opinion that omits the qualification that the shares will be validly issued, fully paid and non-assessable nature “under the corporate laws of the state of Florida and the Bylaws of the Company when sold in a manner referred to in the Registration Statement,” or tell us why these qualifications are required.

In accordance with Item 601(b)(i), an opinion of counsel is required to assess whether the securities will, when sold, be legally issued, fully paid and non-assessable.  The language in question directly addresses this statement.  The issuance of shares ultimately is governed by the laws of the state of incorporation and thus must be assessed under the laws of the said state.  In addition, under most state jurisdictions, issuance of shares must conform with the bylaws of the corporation when they exist.  Presently, the Company is a Florida corporation, governed by the laws of the state of Florida. The bylaws have been enacted in accordance with the laws of the state of Florida.  Therefore, the statement that the shares will be validly issued, fully pad and non-assessable “. . . under the corporate laws of the state of Florida and the Bylaws of the Company . . .” is a more specific and accurate assessment of the legality, i.e. validity, of the securities being offered for sale under the Registration Statement.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.